FILED UNDER RULE 433

FILE NO. 333-161712

SUNTRUST BANKS, INC.

TERM SHEET

$750,000,000 3.50% Senior Notes due 2017

Issuer:	SunTrust Banks, Inc. (“SunTrust”).

Securities:	Fixed Rate Senior Notes

Ratings:

Baa1 / BBB / BBB+ / AL (Moody’s / S&P / Fitch / DBRS)

A securities rating is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

Issue Size:	$750,000,000

Trade Date:	October 27, 2011

Settlement Date:	November 1, 2011

Maturity Date:	January 20, 2017

Treasury Benchmark:	1.00% due September 30, 2016

Treasury Yield:	1.177%

Spread to Treasury:	+ 235 bps

Re-offer Yield:	3.527%

Coupon:	3.50%

Interest Payment Dates:	Semiannually in arrears on January 20 and July 20 of each year beginning on January 20, 2012.

Optional Redemption Provisions:	The notes will not be subject to redemption at SunTrust’s option at any time prior to December 20, 2016 (one month prior to the maturity date). At any time on or after December 20, 2016, the notes may be redeemed at SunTrust’s option at a redemption price equal to 100% of the principal amount of the notes plus accrued interest thereon to the date of redemption.

Ranking:	The notes will be senior unsecured indebtedness of SunTrust and rank equally with SunTrust’s other senior unsecured indebtedness and will be effectively subordinated to SunTrust’s secured indebtedness and indebtedness of SunTrust’s subsidiaries.

Use of Proceeds:	General corporate purposes

Denominations:	Minimum denominations of $5,000 and integral multiples of $1,000 in excess thereof

Price to Public:	99.876%

Listing:	None

CUSIP/ISIN:	867914 BE2 / US867914BE26

Joint Book-Runners:	SunTrust Robinson Humphrey, Inc. Credit Suisse Securities (USA) LLC

Co-Managers:	Jefferies & Company, Inc. Keefe, Bruyette & Woods, Inc. Loop Capital Markets LLC RBS Securities Inc. Samuel A. Ramirez & Company, Inc.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer or any underwriter will arrange to send you the prospectus if you request it by contacting SunTrust Robinson Humphrey, Inc. at 1-800-685-4786 or Credit Suisse Securities (USA) LLC at 1-800-221-1037.